Filed by Helmerich & Payne, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

            Subject Company: Helmerich & Payne Exploration and Production Co.
                                               Commission File No.:___-______


             HELMERICH & PAYNE TO SPIN-OFF OIL & GAS DIVISION;

                DIVISION TO COMBINE WITH KEY PRODUCTION CO.

         Helmerich & Payne, Inc. ("H&P")(NYSE: HP) and Key Production Company, Inc. ("Key") (NYSE: KP) announced today that they have signed definitive agreements that provide for Helmerich & Payne to spin off its Oil and Gas Division to its shareholders and for this business to be combined with Key. The combined company, to be named Cimarex Energy Co., will be a new publicly-traded exploration and production company that, based on Key's current share price, will have a pro forma equity market value of approximately $600 million.

         Under the terms of the various agreements, H&P will incorporate and spin off its Oil and Gas Division as a separate public company ("Cimarex") and distribute to the H&P shareholders all of the then outstanding common shares of Cimarex. A wholly-owned subsidiary of Cimarex will then merge with and into Key in a stock-for-stock transaction. In the spin-off, H&P shareholders will receive approximately 0.53 shares of Cimarex common stock for each share of H&P common stock, and in the merger, Key shareholders will receive one share of Cimarex common stock for each share of Key common stock. Upon completion of the transactions, holders of H&P outstanding common stock will own 65.25 percent of the common stock of Cimarex and Key shareholders will own 34.75 percent, in each case on a diluted basis.

Executive Comments

         Hans Helmerich, CEO of H&P, noted: "We are very excited about this transaction, which will create a dynamic new independent oil and gas company. Cimarex will be well positioned for growth with a strong balance sheet to complement its skilled management team and robust portfolio of opportunities. H&P shareholders will now have additional flexibility in their holdings: shares of a pure- play drilling company and shares of an oil and gas enterprise, both with management teams that will be able to focus exclusively on their respective businesses."

         F.H. (Mick) Merelli, Chairman and CEO of Key added, "Combining our company with H&P's high quality gas-oriented asset base and strong technical talent represents a unique opportunity, resulting in a new company that is well positioned financially and organizationally to be a top competitor. Because of our asset overlap, our low debt, and our common business philosophies, Cimarex will be able to hit the ground running. We intend to profitably grow Cimarex's proved reserves and production through a balanced mix of exploration, exploitation and acquisitions. At the same time, we will keep a keen eye on the economics of our activity and measure our overall progress based on per-share results."

         Mick Merelli will be Chairman, CEO, and President of Cimarex and H&P Vice President of E&P, Steve Shaw, will become Executive Vice President of Cimarex. The remainder of the executive team will include three representatives from H&P and four from Key. The Cimarex board of directors will consist of nine members, including five H&P designees and four Key designees. Corporate headquarters for Cimarex will be in Denver, operational headquarters will be located in Tulsa. It is expected that substantially all of the current employees of Key and H&P's Oil and Gas Division will become employees of Cimarex.

         Combining recently reported financial and operating information for H&P's Oil and Gas Division and Key, other pro forma composite statistics for Cimarex include:

    o Proved reserves of 392 billion cubic feet equivalent ("bcfe") as of December 31, 2001, of which 78% is natural gas and 98% is proved developed;
    o EBITDAX for the twelve months ended December 31, 2001, of approximately $226 million;
    o Estimated pro forma combined production for 2002 of approximately 190 million cubic feet equivalent per day;
    o    Fiscal 2002 combined capital budget of $110 - $115 million;
    o Production operations that are concentrated 64% in the Mid-Continent region, primarily in Oklahoma and Kansas;
    o An attractive inventory of exploratory drilling opportunities located principally in the Mid-Continent region and the onshore coastal areas of Texas and Louisiana.


Transaction Details

         The boards of directors of H&P and Key have each unanimously approved the contemplated transaction. The transaction will close after receipt of necessary Key shareholder and regulatory approvals, including the receipt of a favorable letter ruling from the Internal Revenue Service. Closing will likely occur in the third calendar quarter of 2002. Approval of the transaction by H&P's shareholders will not be required. Subject to a favorable IRS ruling, it is anticipated that the transaction will be tax free to H&P and will be tax deferred to the shareholders of H&P and Key. Application will be made for Cimarex shares to be listed on the New York Stock Exchange.

         Because H&P shareholders will own a majority of the shares of Cimarex after the merger, it is anticipated that the surviving accounting entity for financial reporting purposes will be H&P's Oil and Gas Division and the merger will be accounted for as a purchase of Key by H&P's Oil and Gas Division. Although not a condition to the merger, it is also expected the combined entity will seek to change its method of accounting for oil and gas properties to "full cost" from the "successful efforts" method currently utilized by H&P. Cimarex also plans to change to a fiscal year that ends on December 31 versus the September 30 year-end presently used by H&P.

         Petrie Parkman & Co. was financial adviser to H&P for this transaction. Merrill Lynch & Co. acted as the financial adviser to Key and provided a fairness opinion regarding the Merger. Legal advisers included Skadden, Arps, Slate, Meagher & Flom LLP for H&P and Shearman & Sterling and Holme Roberts & Owen for Key.

         Key also announced today that its board of directors has adopted a shareholder rights plan. In adopting the plan, the board declared a dividend distribution of one common share purchase right for each outstanding share of common stock of Key, payable to stockholders of record at the close of business on March 7, 2002.


Helmerich & Payne, Inc

         H&P officers, other than Steve Shaw, will continue in their current positions with H&P and all H&P assets, other than those directly associated with H&P's oil and gas division, will remain with H&P Inc. H&P also released EBITDA and earnings ranges for FY 2003 and FY 2004, anticipating the spin/merge to be completed during the last quarter of FY 2002. Ranges of estimates are based on average U.S. land rig dayrates (for Case 1) of approximately $11,000 per day, held flat, and (for Case 2) an improving dayrate over the 2 year period, reaching an average of approximately $14,000 per day for FY 2004. Estimates assume the completion of the Company's current FlexRig III construction program, with 10 rigs being completed in FY 2002 and 15 being completed in FY 2003.

         Given these assumptions, Case 1 EBITDA estimates are $3.00 and $3.13 per share for 2003 and 2004, respectively, and net income estimates are $.84 and $.80 per share for 2003 and 2004. Case 2 EBITDA estimates are $3.50 and $4.70 per share for 2003 and 2004, respectively, and net income estimates of $1.14 and $1.75 per share for 2003 and 2004.

Conference Call

         H&P and Key will hold a joint conference call/webcast to discuss the transaction this afternoon at 2:30 EST (1:30 CST). To listen, please call 1-800-881- 5262 or go to www.hpinc.com or www.keyproduction.com.

         H&P is an energy-oriented company engaged in contract drilling and oil and gas exploration and production. Currently, H&P has 58 U.S. land rigs, ten U.S. platform rigs located in the Gulf of Mexico, and 33 rigs located in South America. Additionally, the Company has two offshore platform rigs under construction and plans for construction of 25 FlexRigs to be completed over the next 18 to 24 months.

         Key is a Denver-based independent natural gas and crude oil exploration and production company with operations focused in western Oklahoma, the Gulf Coast, California and the Rocky Mountain region.

FORWARD-LOOKING STATEMENTS

         It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

         In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202,
Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295- 3494, or Helmerich & Payne, Inc, Utica at
Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.


PARTICIPANTS IN SOLICITATION

         H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



Contacts:  Helmerich & Payne, Inc
           Doug Fears
           (918) 748-5208

           Key Production Company
           Paul Korus
           (303) 295-3995